Protherics PLC
The Heath Business & Technical Park
Runcorn, Cheshire
WA7 4QX UK
Tel: +44 (0)19 2851 8000
Fax: +44 (0)19 2851 8002
20 March 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549 USA
Attn: Mr. Frank Wyman

Re:	Protherics PLC
Form 20-F for fiscal year ended March 31, 2007
File No. 000-51463
Dear Mr. Wyman:
          Protherics PLC, a company incorporated under the laws of England and Wales (the “Company”), has provided responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letters to Protherics dated August 29 and October 17, 2007 (the “Comment Letters”). In a subsequent telephone conversation between you and our attorney, Hunter Rost of Waller Lansden Dortch & Davis, LLP, you requested that the Company provide, in disclosure format, the text of additional disclosure to address the matters discussed in Comment #3 of the Staff’s October 17, 2007 Comment Letter (with regard to milestone payments to be received by the Company under the AstraZeneca license agreement upon the occurrence of certain events).
          In response to the comment, the Company has provided below, in disclosure format, the text of the additional disclosure the Company will include in the “Application of Critical Accounting Policies” section of Item 5 of its Form 20-F in future filings. The Company will report under IFRS as issued by the IASB and therefore these additional disclosures will only consider the Company’s IFRS accounting treatment.
          The disclosure will read as follows:
          “On December 7, 2005 the Company announced an agreement with AstraZeneca UK Limited for the development and commercialization of CytoFab® . Under the agreement, the Company could receive initial and milestone payments of up to £187.3 million being due upon occurrence of the following events:
          Upfront fee (£16.3 million)
1.	within one business day of the effective date of the AstraZeneca agreement;

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          Pre-development milestones (£56 million in the aggregate)
2.	upon the decision by the Process Manufacturing and Supply Committee (or Steering Committee) to progress the Process Science Programme to the manufacture of the first 3,000 litre batch of the Product;

3.	upon the commencement of the first Phase III Trial;

4.	upon the decision by the relevant Person to continue the first Phase III Trial after the first interim analysis of the Clinical Outcomes of such Phase III Trial;

5.	upon the filing of the first application for the first Health Registration Approval with respect to the Product for use in the Primary Indication, wherever in the Territory;
          Post-development milestones (£115 million in the aggregate)
6.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in the United States;

7.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in any Major European Country;

8.	upon the First Commercial Sale of the Product by or for the Licensee, any Affiliate of the Licensee or any Sub-licensee (in each case, including by its Distributor), in Japan;

9.	upon the grant of the first Health Registration Approval of the Product for use in the first Secondary Indication in any Major Market;
          Manufacturing agreement and royalties
10.	upon shipment of commercial Product manufactured by the Company for sales post launch; and

11.	royalty on net sales of the Product achieved by the Licensee following launch.
     In return for the above, the Company considers that the AstraZeneca agreement provides for the following obligations to be undertaken by the Company:

	Obligations	Performance period	Deliverables	Cash flows
1.	Delivery of know-how and regulatory documentation	All current documents and know how provided in early period post effective date with additional support provided until receipt of marketing approval by the FDA after which the Company will have delivered all support it is able to provide	Provision of documentation and internal resource for no fee, although certain out of pocket expenses may be recovered for attending specified meetings	Payments 1, 3, 4 and 5 (listed above)
2.	Development of a manufacturing process as set out in the Process Science Agreement	Period to date at which Process Manufacturing and Supply Committee (or Steering Committee) agreed to progress the Process Science Programme to the manufacture of the first 3,000 litre batch of the product	Develop a robust manufacturing process to produce 2 batches of product to agreed specification	Payment 2 (listed above)

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	Obligations	Performance period	Deliverables	Cash flows
3.	Provision of material for phase 3 clinical trial	From completion of obligation B up to completion of phase 3 clinical trial	Manufacture of commercial batch of material	Payments 1, 3, 4 and 5 (listed above)
4.	Participation in Steering Committee and Alliance Manager	From inception to the receipt of marketing approval by the FDA	Attendance and participation at meetings	Payments 1, 3, 4 and 5 (listed above)
5.	Infrastructural improvements and contract manufacturing	Delivery of product for launch and beyond	Manufacturing capacity and product	Payments 10 and 11 (listed above)
          The Company has considered the remaining terms of the agreement and does not believe these represent obligations of the Company.
IFRS treatment of the milestone payments
          Under IAS 18 Revenue, it is necessary to consider by reference to paragraph 13 whether the recognition criteria in the standard should be applied to the separately identifiable components of a single transaction in order to reflect the substance of that transaction. IAS 18 does not give guidance on what it means by “separately identifiable components.” In the Company’s judgment, the separately identifiable components of the agreement are the license, with associated and inseparable obligations, and contract manufacturing.
          Having determined that the first component was a license and associated obligations, the Company considered IAS 18’s requirements in relation to recognition of revenue from licenses — i.e., the use by others of the Company’s assets. IAS 18 uses the terms “royalties” to describe income generally from the use of long-term intangible assets of an entity, and that license fees, whether up front or contingent, fixed, variable or non-refundable, are all considered by reference to the same principles. As the Company has obligations to perform under the license agreement until FDA approval is achieved, the Company has determined that the revenue received up front should not be recognized immediately as a sale. Therefore the Company concluded that income from the license and its associated obligations should be recognized on an accruals basis in accordance with the substance of the agreement, over the development term.
          In determining the recognition policy for the milestone payments, the Company considered principally the guidance in IAS 18 regarding the recognition of revenue in relation to services. Paragraph 25 of the standard distinguishes services provided through indeterminate number of acts over a period of time from those that relate to a significant act. The Company judges whether the services in connection with a particular milestone represent a significant act by considering whether the efforts and risks involved in achieving that milestone are substantive. The remaining revenue is viewed as earned through indeterminate acts over the period for which services are required, but only recognized when no longer contingent.
          The Company, therefore, distinguishes between pre-development milestones involving substantive efforts (in terms of time, cost and manpower) by the Company and those pre-development clinical milestones that are largely under the control of AstraZeneca. These are

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referred to herein as the “substantive efforts” milestones and the “clinical development” milestones respectively.
     Under the Company’s accounting policy, milestones are treated as “substantive efforts” milestones if the following criteria have been satisfied:
•	The milestone payments are non-refundable

•	The achievement of the milestone involves a degree of risk that was not reasonably assured at the inception of the arrangement

•	Substantive effort is involved in achieving the milestone

•	The amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone

•	The time that passes between the payments compares to the effort required to reach the milestone
     Provided that the above criteria are met, the Company believes that the fees earned if it reaches a “substantive efforts” milestone represents a performance bonus that is contingent only on performance of the specified R&D services. Therefore the milestone is recorded as revenue in full upon achievement of the milestone.
     Taking the actual payments received and to be received under the AstraZeneca agreement:
£16,300,000 upfront, non-refundable payment
          The initial payment has been deferred and amortized over the expected term of the Company’s continued involvement in the R&D process. Changes in estimates of the timeline are recognized prospectively. As noted above, the upfront fee is being taken to income over the period of involvement by the Company in the development of CytoFab. The Company considers that this period of involvement will end once the first indication has been approved by the FDA. The clinical development plan is to be undertaken by AstraZeneca, and based upon this plan, the Company estimated that its performance under the AstraZeneca agreement will cover the period to December 31, 2012, this being the targeted date of FDA approval.
£10,000,000 milestone on approval to commence 3,000 litre batch for commercial trial
          The Company considered this milestone to be substantive since the achievement of this milestone was set out in the Process Science Programme based upon the Company’s completion of pre-defined steps to develop a manufacturing process and prove the process by producing two 600 litre batches. Under the Company’s accounting policy, this “substantive efforts” milestone payment was recognized as revenue when the milestone was achieved, and the milestone payment became due and collectible.
“Clinical development” milestones
          Under the AstraZeneca agreement, AstraZeneca is solely responsible for the clinical trials, regulatory approval process and sales and marketing activities, including absorbing the costs of such activities. The Company does not consider that milestones 3-5 above will constitute “substantive efforts” milestones in view of the level of cost and manpower efforts expected to be dedicated by the Company to achieving the specific milestone concerned. When a “clinical development” milestone is achieved, a portion of the milestone revenue equal to the amount of progress toward completion will be recognized. The balance will be added to the remaining deferred revenue from the initial upfront payment, plus any previous milestones, and amortized over the future periods to completion. Progress to completion will be measured on a time basis, taking account of the estimated period to completion of the Company’s obligations under the license agreement. The Company anticipates receipt of the next milestone in 2010 upon commencement of the phase III trial.

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          It is anticipated that milestone payments 6 to 9 will occur after FDA approval of CytoFab and therefore, after all our obligations under the AstraZeneca agreement have been satisfied. Therefore, such milestones will be recognized on receipt.”
Protherics PLC hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Protherics PLC
/s/ Rolf Soderstrom
By: Rolf Soderstrom
Title:	Finance Director

cc:	Andrew J. Heath, Chief Executive Officer
Jim B. Rosenberg, Senior Assistant Chief Accountant
Don Abbott, Senior Staff Accountant